# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OS Therapies Inc, CIK 0001795091
CUSIP: 68764Y207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite 103, Grasonville, Maryland (MD), 21638
Date of event which requires filing of this statement: 02/27/2025
Amends the filing with accession number 0001493152-25-002859
Filed by CIK 0002048828
Persons authorized to receive notices and communications: Shalom Auerbach, 15 Atlantic Avenue,, Suite M2, Lynbrook, New York (NY), 11563, 917-364-7051; Einodmil LLC, 396 Oakland Avenue,, Cedarhurst, New York (NY), 11516, 917-364-7051

## Reporting persons
- Shalom Auerbach (CIK 0002048828): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 2,829,582; shared voting power 0; sole dispositive power 2,829,582; shared dispositive power 0; aggregate amount beneficially owned 2,829,582 (12.9% of the class)
  Comment: See Item 5 for additional information.
- Einodmil LLC (CIK 0002048829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,806,211; shared voting power 0; sole dispositive power 2,806,211; shared dispositive power 0; aggregate amount beneficially owned 2,806,211 (12.8% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OS Therapies Inc
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite 103, Grasonville, Maryland (MD), 21638
Comment:
Item 1 of the Schedule 13D is hereby supplemented as follows:

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in Item 2 of the Schedule 13D) with the SEC (as defined in Item 5 of the Schedule 13D) on January 17, 2025 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment and the information set forth in or incorporated by reference in Item 5 of this Amendment is hereby incorporated by reference in its entirety into this Item 3.

On February 14, 2025, Einodmil sold 100,00 shares of Common Stock for proceeds of approximately $284,300 (the "February 2025 Sales").

On February 27, 2025, Einodmil received 375,000 shares of Common Stock as a result of the Additional Transfer pursuant to the terms and conditions of the Transfer Agreement (as such terms are defined in Item 4 of this Amendment).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

As substantial owners of shares of Common Stock, the Reporting Persons may be able to control the Issuer's business and influence the corporate activities of the Issuer, including the transactions described in clauses (a) through (j) of this Item 4.

On May 13, 2024, Einodmil entered into a Transfer Agreement (the "Transfer Agreement") whereby Eindomil (i) received a transfer of 600,000 shares of Common Stock and (ii) may have received an additional transfer of up to 600,000 shares of Common Stock based on the terms and conditions descried therein (the "Additional Transfer"). On February 27, 2025, Einodmil received 375,000 shares of Common Stock as a result of the Additional Transfer. The remaining 225,000 shares of Common Stock that could have been received under the Transfer Agreement as a result of the Additional Transfer have been returned to the counterparty thereto.

Except for the transfers pursuant to the Transfer Agreement described herein, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute shares of Common Stock to be acquired or held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Person's review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Persons' need for liquidity, and other future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment and the information set forth in or incorporated by reference in Item 3 of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,829,582 shares of Common Stock, all of which Mr. Auerbach has sole voting and dispositive power. The holdings of Mr. Auerbach represent an aggregate of approximately 12.9% of the Issuer's outstanding shares of Common Stock (based on 21,928,317 shares of Common Stock reported as outstanding as of January 28, 2025 in the Issuer's Registration Statement on Form S-1, filed with the SEC on January 31, 2025).

As of the date hereof, Einodmil may be deemed to be the beneficial owner of an aggregate of 2,806,211 shares of Common Stock, all of which Einodmil has sole voting and dispositive power. The holdings of Einodmil represent an aggregate of approximately 12.8% of the Issuer's outstanding shares of Common Stock (based on 21,928,317 shares of Common Stock reported as outstanding as of January 28, 2025 in the Issuer's Registration Statement on Form S-1, filed with the SEC on January 31, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, (i) Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,829,582 shares of Common Stock, all of which Mr. Auerbach has the sole voting and dispositive power, and (ii) Einodmil may be deemed to be the beneficial owner of an aggregate of 2,806,211 shares of Common Stock, all of which Einodmil has the sole voting and dispositive power.
Transactions in the class effected during the past sixty days: Except for the Sales (as defined in Item 3 of the Schedule 13D), the February 2025 Sales, and the Additional Transfer of 375,000 shares of Common Stock (as descried in Item 4 of this Amendment), there were no other transactions by the Reporting Persons in shares of Common Stock during the period commencing sixty (60) days prior to the date hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated as of January 17, 2025, signed by each of the Reporting Persons, incorporated by reference to Exhibit 1 to the Schedule 13D.

Exhibit 2 - Transfer Agreement, dated as of May 13, 2024, by and between Einodmil and Paul Romness, incorporated by reference to Exhibit 2 to the Schedule 13D.

## Signatures
- Shalom Auerbach: /s/ Shalom Auerbach, Shalom Auerbach (02/28/2025)
- Einodmil LLC: /s/ Shalom Auerbach, Shalom Auerbach/Principal (02/28/2025)